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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Belavia Acquires Two Additional E-Jets for its Embraer Fleet

Paris, France, June 20, 2017 – Embraer and Belavia, Belarusian Airlines, the national carrier of Belarus, have announced today, at the 52nd Paris International Air Show, a firm order for two current generation E-Jets: one E175 and one E195 - both for delivery in 2018. The firm order, which has value of USD 99.1 million, based on Embraer’s current list price, will be included in Embraer’s 2017 second-quarter backlog.

The aircraft will join the four Embraer jets already operated by Belavia – two E195s and two E175s. The acquisition is an essential part of Belavia’s fleet renewal initiative; a core priority in the airline’s business strategy.

“Follow on orders such as this are important, not only because they demonstrate that the customer’s existing aircraft are performing well and delivering value to their business and their passengers, but also because it confirms that the Embraer team has done a good job in supporting the airline and their aircraft,” said John Slattery, President & CEO of Embraer Commercial Aviation.

“Embraer’s E-Jets family of aircraft has given Belavia the flexibility we need without the usual added complexity in engineering and training because of the technical commonalities between the aircraft,” said Anatoly Gusarov, Director General of Belavia. “Our existing Embraer fleet is performing with high dispatch rates and compelling economics – and our customers really enjoy the high levels of comfort the aircraft provides. Embraer was the clear choice for our continued growth. All the newly ordered planes will be painted in a new Belavia livery. Our passengers have already appreciated airline`s new design.”.

Embraer is the world’s leading manufacturer of commercial jets with up to 130+ seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,700 orders and over 1,300 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

About Belavia – Belarusian Airlines

Belavia Airlines is the largest air carrier of the Republic of Belarus. It is based at the Minsk National Airport and carries out regular flights to 49 airports in 28 countries of Europe and Asia. Belavia was established on March 5, 1996. Since 1997, it has been a full member of the

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

International Air Transport Association (IATA), since 2010 - a member of the European Regions Airline Association (ERAA). The airline's fleet consists of 26 aircraft (five Boeing 737-800s, six Boeing 737-500s, seven Boeing 737-300s, two Embraer-175s, two Embraer-195s, four CRJ-100 / -200s). More information on the official website of the airline www.belavia.by or in social networks: https://www.facebook.com/belavia, https://instagram.com/belavia.airlines/ and https://vk.com/belavia_airlines.

Volha Schuko, communication specialist
Belavia – Belarusian airlines
+ 375 (33) 670 41 67; news@belavia.by

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer